UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
Name: Masahiko Tsutsui
Title: General Manager, Financial Accounting Dept.

Date:      December 24, 2020

Sumitomo Mitsui Financial Group, Inc.

Notice Regarding Submission of Interim Report on Form 6-K

to the U.S. Securities and Exchange Commission

TOKYO, December 24, 2020 --- Sumitomo Mitsui Financial Group, Inc. (the “Company,” President and Group Chief Executive Officer: Jun Ohta) hereby announces that, on December 23, 2020 (Eastern Standard Time), the Company submitted an interim report on Form 6-K to the U.S. Securities and Exchange Commission (“SEC”).

A copy of the interim report on Form 6-K can be viewed and obtained at the Company’s website at https://www.smfg.co.jp/english/investor/financial/disclosure.html or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

Attachment:

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

This document contains a summary of the Company’s consolidated interim financial information under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board that was disclosed in its interim report on Form 6-K submitted to the U.S. Securities and Exchange Commission on December 23, 2020. This document does not contain all of the information in the interim report on Form 6-K that may be important to you. You should read the entire interim report on Form 6-K carefully to obtain a comprehensive understanding of the Company’s business and financial data under IFRS and related issues.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of the Company and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

  (Reference) Consolidated Financial Statements (IFRS) (Unaudited)

Consolidated Statements of Financial Position (Unaudited)

(In millions)

	At March 31,	At September 30,
	2020	2020
Assets:
Cash and deposits with banks	¥62,471,453	¥69,315,682
Call loans and bills bought	898,256	2,347,828
Reverse repurchase agreements and cash collateral on securities borrowed	13,745,996	9,265,268
Trading assets	2,785,016	2,551,814
Derivative financial instruments	6,279,801	5,458,185
Financial assets at fair value through profit or loss	1,478,356	1,119,531
Investment securities	21,864,386	24,353,970
Loans and advances	94,671,818	95,958,431
Investments in associates and joint ventures	826,736	798,825
Property, plant and equipment	1,764,611	1,729,799
Intangible assets	835,477	834,990
Other assets	4,272,630	5,193,805
Current tax assets	161,729	24,344
Deferred tax assets	102,198	31,596
Total assets	¥212,158,463	¥218,984,068
Liabilities:
Deposits	¥138,431,418	¥148,886,755
Call money and bills sold	3,740,540	1,240,693
Repurchase agreements and cash collateral on securities lent	15,455,782	13,221,950
Trading liabilities	2,018,484	1,713,338
Derivative financial instruments	5,555,201	4,604,721
Financial liabilities designated at fair value through profit or loss	—	99,730
Borrowings	17,121,362	17,877,507
Debt securities in issue	10,985,048	11,868,264
Provisions	200,053	197,680
Other liabilities	7,601,355	7,435,224
Current tax liabilities	48,159	43,071
Deferred tax liabilities	66,183	206,554
Total liabilities	201,223,585	207,395,487
Equity:
Capital stock	2,339,965	2,341,274
Capital surplus	728,551	728,171
Retained earnings	5,609,854	5,815,295
Treasury stock	(13,984)	(13,693)
Equity excluding other reserves	8,664,386	8,871,047
Other reserves	1,525,720	1,869,435
Equity attributable to shareholders of Sumitomo Mitsui Financial Group, Inc.	10,190,106	10,740,482
Non-controlling interests	60,296	63,477
Equity attributable to other equity instruments holders	684,476	784,622
Total equity	10,934,878	11,588,581
Total equity and liabilities	¥212,158,463	¥218,984,068

Consolidated Income Statements (Unaudited)

(In millions, except per share data)

	For the six months ended September 30,
	2019	2020
Interest income	¥1,236,043	¥939,921
Interest expense	584,973	242,059
Net interest income	651,070	697,862

Fee and commission income	562,875	542,388
Fee and commission expense	104,620	99,774
Net fee and commission income	458,255	442,614

Net trading income	86,323	114,571
Net income from financial assets and liabilities at fair value through profit or loss	29,678	107,224
Net investment income	131,683	135,721
Other income	89,635	63,636
Total operating income	1,446,644	1,561,628

Impairment charges on financial assets	48,634	245,319
Net operating income	1,398,010	1,316,309

General and administrative expenses	835,880	799,242
Other expenses	196,647	92,269
Operating expenses	1,032,527	891,511

Share of post-tax profit of associates and joint ventures	13,697	9,393
Profit before tax	379,180	434,191

Income tax expense	111,714	108,814
Net profit	¥267,466	¥325,377

Profit attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥249,415	¥316,382
Non-controlling interests	12,076	2,566
Other equity instruments holders	5,975	6,429

Earnings per share:
Basic	¥180.64	¥230.94
Diluted	180.52	230.82

Consolidated Statements of Comprehensive Income (Unaudited)

(In millions)

	For the six months ended September 30,
	2019	2020
Net profit	¥267,466	¥325,377

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans:
Gains (losses) arising during the period, before tax	10,624	168,202
Equity instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	(46,517)	530,585
Own credit on financial liabilities designated at fair value through profit or loss:
Gains (losses) arising during the period, before tax	—	(782)
Share of other comprehensive income (loss) of associates and joint ventures	762	2,828
Income tax relating to items that will not be reclassified	11,026	(213,008)
Total items that will not be reclassified to profit or loss, net of tax	(24,105)	487,825

Items that may be reclassified subsequently to profit or loss:
Debt instruments at fair value through other comprehensive income:
Gains (losses) arising during the period, before tax	176,477	24,652
Reclassification adjustments for (gains) losses included in net profit, before tax	(92,317)	(104,141)
Exchange differences on translating foreign operations:
Gains (losses) arising during the period, before tax	(70,015)	(55,848)
Reclassification adjustments for (gains) losses included in net profit, before tax	—	1,313
Share of other comprehensive income (loss) of associates and joint ventures	(2,707)	(8,110)
Income tax relating to items that may be reclassified	(24,688)	24,290
Total items that may be reclassified subsequently to profit or loss, net of tax	(13,250)	(117,844)

Other comprehensive income (loss), net of tax	(37,355)	369,981
Total comprehensive income	¥230,111	¥695,358

Total comprehensive income attributable to:

Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥212,732	¥686,159
Non-controlling interests	11,404	2,770
Other equity instruments holders	5,975	6,429